WNS Appoints New Chairman of the Board

NEW YORK, NY and MUMBAI, INDIA, September 17, 2021 – WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process management (BPM) solutions, today announced that effective end of day September 20, 2021, Adrian T. Dillon will retire from the WNS Board of Directors and his role as the Chairman of the Board and member of our Compensation Committee and Nominating and Corporate Governance Committee. Timothy L. Main who joined the company’s Board of Directors on June 1, 2021, and was appointed as a member of Compensation Committee and Nominating and Corporate Governance Committee on July 14, 2021 will assume the role of Chairman of the Board of Directors effective September 21, 2021. For details on Tim’s appointment and background, please see the company press release issued May 18, 2021 by clicking here

“On behalf of the WNS Board, I would like to sincerely thank Adrian for his contributions to the company’s success over the past 9 years. His leadership and guidance have been instrumental in helping WNS become an industry leader in the BPM space,” said Keshav R. Murugesh, Chief Executive Officer of WNS. “The Board and management team look forward to working closely with Tim to help take the company to even greater heights going forward.”

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 375 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer interaction services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of June 30, 2021, WNS had 46,918 professionals across 57 delivery centers worldwide including facilities in Australia, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit at www.wns.com.

Investors Contact:

David Mackey

EVP – Finance & Head of Investor Relations

David.mackey@wns.com